ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SEC MAIL PROCESSING
RECEIVED
JUL 05 2005
WASH. D.C. 209 SECTION

[redacted]

05009517

SUPPL

June 27, 2005

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 24, 2005 enclosed please find a notification to the shareholders of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

DOCSNY1:863595.10
13024-2 JG9/JG9

Convertible bond of FJH AG

subscription period	June 20 to July 4, 2005
entitled to sign	shareholders of FJH AG
interest	10 % p. a.
duration of bonds	until June 30, 2010
overall volume	7.86 million Euros, convertible in up to 3,930,000 shares of FJH AG
subscription ratio	1 : 0,956
subscription price	1 Euro
stock market trade in subscription rights	no
settlement centre	Baader Service Bank GmbH
exchange ratio	2 : 1 without additional payments for one no-par-value bearer share of FJH AG
execution periods	four times a year, for the first time December 1 to 30, 2005
basis	resolution passed at the Annual General Meeting on June 24, 2004

The subscription offer and conditions can be downloaded here:

- **Subscription Offer**
- **Conditions**

FJH AG ▪ Leonhard-Moll-Bogen 10 ▪ D-81373 Munich ▪ Phone +49 89 / 7 69 01-0 ▪ Fax +49 89 / 7 69 88 13 ▪ **info@fjh.com**

FILE NO.
82-5077

FJH

FJH AG

Security Identification Number 513 010
ISIN DE0005130108

Subscription Offer for 10.00 % Convertible bond 2005/10
Security Identification Number A0E ZCC
ISIN DE000A0EZCC9
exclusively for shareholders of FJH AG

The annual general meeting of shareholders of FJH AG on June 24th 2004 passed the following resolution: The Executive Board is authorised, with the agreement of the Supervisory Board, to issue by June 23rd 2009, on a one-off basis or on several occasions, bearer and/or registered convertible bonds and/or warrants in a total nominal amount of up to EUR 160,000,000.- with a term of up to 15 years and to grant the bearers of these convertible bonds and the bearers/creditors of these warrants, options on up to a total of 3,390,000 new no-par-value bearer shares in the company pursuant to the convertible bond/option terms and conditions. The shareholders are basically entitled to subscription rights. The convertible bonds and/or warrants can also be taken up by a financial institution with the obligation to offer them to shareholders for subscription. The Executive Board was authorised, with the agreement of the Supervisory Board, to exclude the subscription rights for the convertible bonds and/or warrants for maximum amounts that result on the basis of the proportional subscription. To secure the conversion rights arising from an issued convertible bond and/or warrant, the authorised capital is conditionally increased by up to EUR 3,930,000.- through the issuing of up to 3,930,000 new no-par-value bearer shares (conditional capital II). This resolution was entered into the Commercial Register of the Munich District Court on July 16th 2004.

On the basis of this authority, the Executive Board resolved on June 2nd 2005, with the agreement of the Supervisory Board on June 7th/8th 2005, using the granted authority, to issue 10.00% interest bearing convertible bonds with a term until June 30th 2010 in a total nominal amount of EUR 7,860,000.- divided into 7,680,000 partial convertible bonds, each with a nominal value of EUR 1.-. The Executive Board resolved the final bond terms and conditions with the agreement of the Supervisory Board on June 14th 2005. The convertible bond 2005/2010 is herewith offered for subscription to the shareholders of FJH AG in a ratio of 1:0.956 at the issue price of 100%. The subscription right is excluded for the maximum amount of 1,680 units. The shareholders are ensured their statutory subscription right through authorisation of the Baader Wertpapierhandelsbank AG, Unterschleißheim, to offer to the shareholders the subscription and take-up of the partial convertible bonds for an issue price of EUR 1.-- per partial convertible bond with the obligation to offer these to the shareholder in a ratio of 1:0.956 at a price of EUR 1.-- per partial convertible bond.

Significant features of the Convertible Bond 2005/2010:
For partial convertible bonds subscribed to pursuant to the subscription offer, the FJH AG Convertible Bond 2005/2010 terms and conditions are decisive and can be obtained from FJH AG (Leonhard-Moll-Bogen 10, 81373 Munich) and from Baader Service Bank GmbH, Unterschleißheim, as well as being viewed on the Internet under www.fjh.com.

Term, subject to a conversion, an early repurchase due to negligibility, or an extraordinary cancellation:
July 1st 2005 until June 30th 2010

Subscription price:

100%, i.e. EUR 1.-- per partial convertible bond with a nominal value of EUR 1.-.

Yield:
The partial convertible bonds are subject to annual interest of 10.00% from 01.07.2005 until 30.06.2010. Interest is due quarterly in arrears on 30.09., 31.12., 31.03., 30.06., initially on 30.09.2005 and finally on 30.06.2010.

Conversion right, exchange ratio:
The bearers of the partial convertible bonds are entitled to exchange their partial convertible bonds in the following execution time periods during their term, at an exchange ratio of 2 : 1 (i.e. 2 partial convertible bonds each at a respective nominal amount of EUR 1.--), without additional payment, into one of the bearer no-par-value shares of FJH AG:

- from March 1st until March 31st (respectively inclusive),
- from June 1st until June 30th (respectively inclusive),
- from September 1st until September 30th (respectively inclusive),
- from December 1st until December 30th (respectively inclusive),

during the year 2005, however, only from December 1st until December 30th (respectively inclusive).

The shares issued pursuant to the conversion are respectively entitled to profit shares with the beginning of the business year of their issue.

Subscription offer:
We herewith invite the shareholders of our company to exercise their subscription right for the avoidance of exclusion during the period

from June 20th until July 4th 2005 inclusive

at the settlement centre of the Baader Service Bank GmbH, during usual business hours. The execution takes place through the giro transfer of the subscription right documents (global profit share certificate) to the securities deposit account of the Baader Wertpapierhandelsbank AG held with the Baader Service Bank AG. For each 1 subscription right, 1 partial convertible bond can be subscribed to against a payment of EUR 1.-- per partial convertible bond. The shareholder is entitled to 0.956 subscription rights for each one share.

Decisive for the calculation of the number of subscription rights to which each shareholder is entitled, is the respective holding of shares upon expiry of June 17th 2005. At this point in time, the subscription rights (WKN A0E PVC/ISIN DE000A0EPVC0) will be separated from the shareholdings in the amount of the existing subscription right. **Stock market trading for the subscription rights will not take place and a settlement of subscription rights among the existing shareholders will not be arranged by the settlement centre of Baader Service Bank GmbH**. The subscription rights are considered to be evidence of subscription rights for the partial convertible bonds. Non-exercised subscription rights will be booked out without value following expiry of the subscription period. From June 20th 2005, the existing shares will be listed as "ex-subscription right".
Subscription notifications are to be exclusively provided to Baader Service Bank GmbH. The subscription rights are to be transferred to the Clearstream Bank Account No. 7395. The subscription price is to be paid at the same time as the notification – however not later than July 4th 2005 – to the account of Baader Service Bank GmbH with SEB AG, Frankfurt/M., Account No. 1409369603, BLZ 500 101 11, with the reference "treuhänderisches Konto FJH 127779-00", for the avoidance of a non-binding subscription.

Settlement centre:
The settlement centre is Baader Service Bank GmbH, Weihenstephaner Str. 4, 85716 Unterschleißheim, Fax: 0049-(0)89-5150-1930.

Risk disclaimer:
The issuing of the partial convertible bonds is a component of the measures for financial reorganisation of the company. A subscription and/or purchase of the partial convertible bonds is, however, subject to substantial risk in view of the not yet concluded reorganisation. The funds from the capital measure serve to ease the liquidity position of the company, however the continuing existence of the company is at risk if the sources of losses can not be corrected on a continuing basis. A sustained improvement will, however, only arise if positive results continue to be achieved in the operational area.

Securitisation of the partial convertible bonds:
According to statutes, the right to individual securitisation of the partial convertible bonds is excluded. The partial convertible bonds will be securitised in a global certificate lodged with Clearstream Banking AG, Frankfurt/M and transferred via collective giro circulation. The security identification number for the convertible bond is: A0E ZCC, ISIN DE000A0EZCC9

Delivery:
The delivery of the subscribed partial convertible bonds will take place following the expiry of the subscription period and booking of the units with Clearstream Banking AG, Frankfurt/M.

Commission:
The usual bank commission will be charged for the subscription to partial convertible bonds.

Stock market trading of the partial convertible bonds:
It is not intended that the partial convertible bonds will be traded on the stock market. A permit for the shares to be issued from the conditional capital on the Frankfurt Wertpapierbörse following conversion will be applied for by FJH AG in a timely manner, prior to the conversion date.

Placement of non-subscribed convertible bonds:
The partial convertible bonds not subscribed to by the shareholders of FJH AG will be offered to institutional investors within the scope of a private placement at the subscription price.

Collateral
As collateral for obligations arising from the partial convertible bonds, FJH AG will provide, through its 100% subsidiary, FJA Feilmeier & Junker GmbH, inter alia, all comprehensive, worldwide and exclusive rights of use for all versions of the standard software, FJH Life Factory ("Software"), as well as all rights to the registered trademark for this software, including processing, rental, transfer and granting of licences. Collateral is provided to a trustee, who will hold it in the interest of the bond creditors. The details are set out in the convertible bond terms and conditions.

Munich, in June 2005

The Executive Board

FJH AG, Munich
10% Convertible Bonds July 2005/2010
Bond Terms and Conditions

1. Nominal amount, denomination and securitisation

1.1 The bond debtor is FJH AG, Munich, entered in the Commercial Register of the Munich District Court under HRB 126 580 (hereinafter known as "Bond Debtor"). The convertible bond in the total nominal amount of EUR 7,860,000.-- (in words: Euro seven million eight hundred and sixty thousand) is denominated in 7,860,000 units of partial convertible bearer bonds with mutually equal rights and a nominal value of EUR 1.--.

1.2 The partial convertible bonds will be securitised for their entire term with a permanent bearer global certificate without coupons ("Global Certificate"). The Global Certificate will be lodged with Clearstream Banking AG, Frankfurt am Main, until all obligations of the Bond Debtor arising from the partial convertible bonds have been fulfilled. The Global Certificate bears the original signatures of two Board Members of the Bond Debtor.

1.3 The partial convertible bonds are transferable through respective deposit account booking entries according to the applicable regulations of Clearstream Banking AG.

1.4 Adaptation of the Global Certificate

In the event of a valid exercising of conversion rights, a respective reduction of the total nominal amount of the partial convertible bonds securitised by the Global Certificate will be carried out. The reduction of the nominal value will

take place through a respective reduction of the balance with Clearstream Banking AG.

1.5. The Bond Debtor has a right at any time, through notification according to Number 7, to replace the paying agent with a notice period of 30 days, through another bank or financial institution that will assume the functions of a paying agent.

2. Yield and interest payment

2.1 The partial convertible bonds are subject to an annual interest rate of 10% on their nominal value from 01.07.2005 until 30.06.2010. Interest is due quarterly in arrears on 30.09., 31.12., 31.03., 30.06., initially on 30.09.2005 and finally on 30.06.2010. The paying agent for this purpose is Bayerische Hypo- und Vereinsbank AG, Munich. The depositary banks will receive credit entries for their customers via their account with Clearstream Banking AG.

2.2 In the event of a conversion, the interest run ends early pursuant to Number 4.6.

2.3. If interest for a time period of less than one year is to be calculated, the calculation will be based on the actual number of days, divided by 365 or 366 (actual number of calendar days in the respective interest year).

2.4. If an amount under these convertible bonds falls due on a day other than a Frankfurt business day, it instead becomes due on the next Frankfurt business day, without payment default interest being owed. A Frankfurt business day is every day on which commercial banks in Frankfurt am Main are open and processing payments in Euro.

3. Repayment; cancellation

3.1 The Bond Debtor is obligated to repay the partial convertible bonds on 01.07.2010 at the nominal amount, insofar as they have not been converted.

The paying agent for this is Bayerische Hypo- und Vereinsbank AG. The depository banks will receive credit entries for their customers via their account with Clearstream Banking AG.

3.2 A repayment will, however, not take place if an conversion is carried out pursuant to Number 4.

3.3 Subject to Number 3.4, neither the Bond Debtor nor the bearer of partial convertible bonds is entitled to a right of contractual notice of cancellation. The bearers of the partial convertible bonds do, however, have a joint or several right to cancel the partial convertible bonds early and without notice, if

3.3.1 the Bond Debtor defaults on interest payments for longer than two months,

3.3.2 the Bond Debtor ceases to make payments, or

3.3.3 insolvency proceedings are initiated in respect of the assets of the Bond Debtor, or the initiation is rejected due to lack of mass, or if the Bond Debtor applies to initiate insolvency proceedings in respect of its own assets.

Cancellation is to be declared to the Bond Debtor and requires the form of a registered letter or a handover against written acknowledgement of receipt with concurrent submission of a safe custody receipt in respect of the number of partial convertible bonds held by the bearer.

3.4 If the total nominal value of the partial convertible bonds falls below EUR 1,572,000.-- (in words: Euro one million five hundred and seventy two thousand), the Bond Debtor is entitled, through notification pursuant to Number 7, with a notice period of a minimum of 15 and a maximum of 30 calendar days, to repay the remaining partial convertible bonds in total, but not partially, at

their nominal value plus interest that has accrued up to the date of repayment. The notification must specify the date of early repayment.

4. Conversion rights

4.1 The bearers of the partial convertible bonds each have the irrevocable right to exchange 2 partial convertible bonds at a nominal amount of EUR 1.-- each without additional payment into 1 (one) bearer no-par-value share of the Bond Debtor, with a calculated share in the authorised capital of EUR 1.-- each. The partial exercising of conversion rights for a partial convertible bond is excluded.

4.2 The conversion rights are secured by conditional capital in the amount of EUR 3,930,000.-- (in words: Euro three million nine hundred and thirty thousand) as resolved by the annual general meeting of shareholders of the Bond Debtor on 24.06.2004 and entered into the Commercial register.

4.3 Conversion rights can only be exercised within the following specified execution time periods ("Execution Time Periods"):

- from March 1st until March 31st (respectively inclusive),
- from June 1st until June 30th (respectively inclusive),
- from September 1st until September 30th (respectively inclusive),
- from December 1st until December 30th (respectively inclusive),

during the year 2005, however, only from December 1st until December 30th (respectively inclusive).

The execution of conversion rights is, however, excluded during the following time periods:

- between the fifth banking day prior to the last lodgement date for the shares and the third banking day following each annual general meeting of shareholders (respectively inclusive these days),

- between the day on which the Bond Debtor publicises an offer for the subscription of new shares or participation rights or partial convertible bonds with conversion rights or options in the electronic Federal Gazette and the first stock market date following expiry of the subscription period. (respectively inclusive these days),

- on days that are not Frankfurt business days.

4.4 In the event that the partial convertible bonds become subject to early repayment by the Bond Debtor pursuant to Number 3.4, the execution period ends after the fifth Frankfurt business day prior to the repayment date specified by the Bond Debtor, unless the Bond Debtor does not fulfil its repayment obligations at maturity.

4.5 Conversion declarations that are received by the conversion agents during the time periods in which conversion is excluded are considered to be submitted and received on the next day on which the execution of the conversion right is again permissible. The Bond Debtor must ensure that the shares resulting from the conversion of partial convertible bonds are permitted for stock market trading as soon as possible.

4.6 Shares arising from conversion are entitled to dividends for the entire business year of the Bond Debtor. In the event of conversion, no payment of interest accrued since the last interest payment date takes place for the respective partial convertible bonds.

4.7 The conversion right from a partial convertible bond can not be exercised if the partial convertible bond has been cancelled pursuant to Number 3.3.

4.8 The conversion agent is Bayerische Hypo- und Vereinsbank AG. The Bond Debtor has a right at any time, through notification according to Number 7, to replace the conversion agent with a notice period of 30 days, through another bank or financial institution that will assume the functions of a conversion agent. In order to exercise conversion rights, the bearer of the partial convertible bonds must submit in duplicate to the conversion agent a written conversion declaration using forms available from the conversion agent. The declaration is irrevocable. The execution declaration must include, among other things, the following information:

- name and address of the person carrying out execution, the number of partial convertible bonds for which the conversion right is to be executed,
- the securities account of the bearer of the partial convertible bonds or his depository bank with Clearstream Banking AG Frankfurt, to which the shares are to be delivered,
- if required, an account of the bearer of the partial convertible bonds to which possible payments can be made for the settlement of a dilution,
- any confirmations and declarations required on the form with respect to the execution of the conversion right, particularly the authorisation of the conversion agent to provide the subscription declaration pursuant to § 198 Par. 1 AktG (Companies Act).

The shares resulting from conversion will be – and irrespective of the time point in which the conversion declaration submitted by the bearer of the partial convertible bonds within the execution period became effective – immediately booked into the securities account specified by the bearer of the convertible bonds following expiry of the execution period in which the conversion declaration was submitted. Claims of the bearer of the convertible bonds with respect to possible rate and/or price changes of the Bond Debtor's

shares between execution of the conversion right and delivery of the shares are excluded.

4.9 A bearer of partial convertible bonds who exercises his conversion right must bear all possible taxes, fees, costs and other duties that arise in connection with the execution of the conversion right, delivery of the shares or payment of possible sums to the Bond Debtor pursuant to this Number 4.

5. Collateral

FJA Feilmeier & Junker GmbH, a 100% subsidiary of the Bond Debtor, will grant the bearers of the partial convertible bonds, for the attention of the trustee acting on behalf of these, as well as specifically named insurance companies and third parties in a trust agreement, the following collateral for all claims for principal repayment and interest on the partial convertible bonds:

- FJA Feilmeier & Junker GmbH will assign as collateral to the bearers of the partial convertible bonds, for the attention of the trustee, all comprehensive, worldwide and exclusive rights of use for all versions of the standard software, FJH Life Factory ("Software"), as well as all rights to the registered trademark for this software, including processing, rental, transfer and granting of licences.

- Non-exclusive rights of use already granted to customers by the Bond Debtor or its subsidiaries will remain unaffected. The Bond Debtor or its subsidiaries are permitted, within the scope of normal business operations, to continue granting non-exclusive rights to customers. Until full repayment of the loan granted by these insurance companies, the insurance companies named in the trustee agreement have a priority claim over the bearers of partial convertible bonds to the disposal income in the event of collateral being realised.

- The source codes of the last two software releases with the identification 3.8 SP3 and 4.2.3, to which the Bond Debtor or its subsidiary companies have granted rights of use to third parties, are to be handed over to the trustee

and the source codes for all future releases are to be handed over on data media.

- The Bond Debtor is basically entitled to place the software for collateralisation in the ranking behind the bearers of partial convertible bonds.

- The Bond Debtor can demand the return of collateral if a nominal value of EUR 5,240,000,-- (in words: Euro five million two hundred and forty thousand) partial convertible bonds have been converted into shares and all remaining bearers of partial convertible bonds have been provided with the opportunity to also convert their partial convertible bonds into shares in the company with a notification period of one month through an announcement in the electronic Federal Gazette.

The trustee is a chartered accountant. The rights and duties of the bearers of partial convertible bonds towards the trustee with respect to the assets held in trust arise from the trustee agreement.

6. Protection from dilution

6.1 Insofar as the Bond Debtor, during the term of the partial convertible shares, by granting a direct or indirect right of subscription to its shareholders, increases its authorised capital through the issuing of new shares, or issues subscription rights or partial convertible bonds with conversion rights or options for new shares, the Bond Debtor is obligated, upon exercising of the conversion right by the bearers of partial convertible bonds, to compensate diminution in value for each partial convertible bond at a nominal value of EUR 1.--, the amount in cash resulting from the (non-weighted) average of the closing prices of subscription rights applying to one share of the Bond Debtor on all trading dates in Xetra trading, multiplied by 0.5 and rounded up/down to the full Cent. This obligation, however, does not arise if the bearers of the partial convertible bonds, possibly also subsequently following the subscription period applying to shareholders of the Bond Debtor, however, at

the latest, 7 Frankfurt business days following the granting of subscription rights, are granted a direct or indirect subscription right, which places them in a position of having already exercised the conversion.

6.2 In the event of a capital increase resulting from company funds, the conditional capital pursuant to § 218 AktG will be increased in the same proportion as the authorised capital by act of law. The right of the bearer of partial convertible bonds to convert his partial convertible bonds into shares increases in the same proportion.

6.3 In the event of authorised capital of the Bond Debtor being reduced, the conversion rate remains unchanged, insofar as the reduction takes place without amalgamating shares; in the event of conversion, the bearers of the convertible bonds would then receive shares with an accordingly lower proportional share of the authorised capital. If the capital reduction is carried out through the amalgamation of shares, the claim of the bearer of convertible bonds for the delivery of shares is reduced according to the proportion in which the authorised capital has been reduced.

6.4 The measures pursuant to this Number 6 become effective from the day on which the corporate action was entered into the Company Register, in the event of a capital increase, with the entry of the capital increase having been carried out.

6.5 The Bond Debtor is obligated to publicise the changes arising for the bearers of partial convertible bonds from corporate actions in the relevant publications.

7. <u>Announcements</u>

Announcements of the Bond Debtor in respect of the partial convertible bonds take place in the Federal Gazette / in official stock exchange notices and are valid as having been received by the bearers of partial convertible bonds on the

date of publication in the Federal Gazette. A specific notification for individual bearers of partial convertible bonds is not required.

8. Place of performance and jurisdiction

The Convertible Bond Terms and Conditions and all resulting rights and duties are subject to the law of the Federal Republic of Germany under exclusion of the conflict rules of German international private law. The place of performance and jurisdiction is Munich, as far as legally permissible.

9. Severability clause

In the event that one of the provisions of these bond terms and conditions are or become wholly or partially invalid/infeasible, the validity of the remaining provisions remains unaffected by this. In place of the invalid/infeasible provision, as far as legally possible, a respective provision shall apply, which complies with the purpose of these bond terms and conditions at the point in time of issuing the partial convertible bonds. In circumstances under which these bond terms and condition prove to be incomplete, a supplemental construction is to take place, which complies with the purpose of these bond terms and conditions, under adequate consideration of the vested interests of the parties involved. The same applies in the event of gaps.

Munich, 14th June 2005

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

June 28, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SEC MAIL PROCESSING
RECEIVED
JUL 05 2005
WASH. D.C. 209 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 27, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

DOCSNY1:863595.11
13024-2 JG9/JG9

Ad-hoc-Release

FJH AG: CFO Dr. Thomas Meindl resigns

FJH AG (ISIN DE0005130108), the software company listed in the Prime Standard, announced today that its CFO Dr. Thomas Meindl will leave the company in mutual agreement by 31 July 2005 and resign as CFO with the approval of annual accounts by the Supervisory Board. A successor will be named shortly.

FJH AG
Martina Fassbender
Leonhard-Moll-Bogen 10
81373 Munich
Telefon: +49 (0) 89 769 01 - 517
Fax: + 49 (0) 89 769 01 606
E-Mail: martina.fassbender@fjh.com
Internet: www.fjh.com
München, June, 24 2005